August 28, 2006
Mr. Brad Skinner
Accounting Branch Chief
United States Security and Exchange Commission
Washington, D.C. 20549

Re:	Management’s Response to Comment Letter Dated August 14, 2006
Dear Mr. Skinner:
Management of Black Box Corporation (the “Company”) has reviewed the comment letter dated August 14, 2006, regarding comment number 9 of the comment letter dated May 3, 2006 as it pertains to the Company’s Current Report on Form 8-K relating to the Company’s financial results for the fiscal first quarter 2007 ended July 1, 2006, filed August 1, 2006. Please find our response detailed below.
Additionally, the Company acknowledges the following as it relates to the comment letter:
—	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

—	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

—	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 8-K filed August 1, 2006
Exhibit 99.1
STAFF COMMENT
     We have read your response to prior comment number 9 and do not believe that your most recent disclosures adequately address our concerns. You should describe the material limitations associated with your non-GAAP measures and the manner in which management compensates for such limitations. We noted no substantive disclosures regarding such limitations. Based on your most recent presentation, examples of limitations that it may be appropriate for you to describe and then explain how management compensates are:
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•	The fact that you are excluding certain costs associated with your acquisitions while fully recognizing the benefits of increased revenue;

•	The fact that you are excluding restructuring costs incurred over multiple periods and (if true) that the related restructuring actions are essential to your future operating results; and

•	The fact that you are excluding stock-based compensation expenses that are similar to cash compensation paid to employees and (if true) that such compensation is an integral part of your ongoing operations.
In addition, further clarify why you believe the use of non-GAAP measures improves investors’ ability to make comparisons between fiscal periods and provides useful information regarding your financial condition and results of operations. These disclosures are overly general and we do not consider them to be substantive for purposes of demonstrating the usefulness of your measures. Please respond by confirming that you will enhance your future disclosures regarding material limitations and the usefulness of your measures.
COMPANY RESPONSE:
     The Company has reviewed the guidance as well as many examples of non-GAAP disclosures from other reporting companies. The Company believes that the Current Report on Form 8-K filed August 1, 2006 does comply in all material respects with Form 8-K and Item 10(e)(1)(i) of Regulation S-K. In particular, the Company believes that it has, with respect to each non-GAAP disclosure, provided a presentation with equal or greater prominence of the comparable GAAP measure, provided the required reconciliation of the GAAP and non-GAAP financial measures presented, provided statements regarding why Management believes such non-GAAP financial measures provide useful information and, to the extent material, disclosed the additional purposes for which Management uses the non-GAAP financial measures, although additional disclosure with respect to these additional uses is proposed for future filings.
     While not technically required by Form 8-K, Item 2.02, either in the body of the Form 8-K or in any attached earnings press release, or Item 10(e)(1)(i) of Regulation S-K, the Company also is proposing to add disclosure, in its earnings press releases regarding the material limitations associated with its non-GAAP financial measures and Management’s compensation for such limitations. Additional language also is proposed for the body of our Forms 8-K regarding the disclosure of non-GAAP financial measures.
     Accordingly, please see the following for example language which the Company will include in its future Form 8-K, Item 2.02 filings regarding the non-GAAP financial measures included in such filings.
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For Inclusion in the Form 8-K

Item 2.02	Results of Operations and Financial Condition.
On                     , 200    , Black Box Corporation (the “Company”) issued a press release announcing its financial results for the quarter ended                     , 200    . A copy of the press release is furnished as Exhibit 99.1 to this report.
The Company provides quarterly and annual financial statements that are prepared in accordance with generally accepted accounting principles (“GAAP”). In addition, the press release attached hereto as Exhibit 99.1 contains non-GAAP financial information which has been identified as such. The presentation of this non-GAAP financial information is not meant to be considered in isolation or as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The press release attached hereto also includes a reconciliation of the non-GAAP financial information provided with the comparable financial information reported in accordance with GAAP. The Company believes that all readers of such financial information should properly review and understand the disclosed material limitations associated with the non-GAAP financial measures included in the press release as well as the difference between the non-GAAP and the GAAP financial information.
For Inclusion in the Press Release filed with the Form 8-K
     The following is an example of the information that would be included in the earnings press release filed as an exhibit to the Form 8-K, Item 2.02 filings:
Non-GAAP Measurements
Included in this press release, along with their respective comparable generally accepted accounting principles (“GAAP”) financial measures, are the following non-GAAP financial measures: free cash flow and net income and diluted earnings per share, in each case exclusive of amortization of intangible assets, restructuring charges and stock-based compensation expense. These non-GAAP financial measures exclude the impact of certain items and, therefore, have not been calculated in accordance with GAAP. A reconciliation of these non-GAAP financial measures to their respective comparable GAAP financial measures also is included. A detailed explanation of each of the adjustments to such non-GAAP financial measures is included below.
Management uses non-GAAP financial measures (a) to evaluate the Company’s historical and prospective financial performance as well as its performance relative to its competitors, (b) to set internal sales targets and associated operating budgets, (c) to allocate resources, (d) to measure operational profitability, and (e) as an important factor in determining variable compensation for Management and its employees. Moreover, the Company has historically reported these non-GAAP financial measures as a means of providing consistent and comparable information with past reports of financial results.
While Management believes that these non-GAAP financial measures provide useful supplemental information to investors, there are limitations associated with the use of these non-GAAP financial measures. The limitations include (i) the non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation, (ii) the non-GAAP financial measures exclude certain non-cash acquisition related costs, however, do not specifically exclude the added benefits of these costs, such as revenue and contributing operating margin, (iii) the non-GAAP
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financial measures also exclude restructuring and severance related costs incurred during the periods reported that will impact future operating results, (iv) the non-GAAP financial measures exclude non-cash stock-based compensation charges, which is similar to cash compensation paid to employees and is an integral part of achieving our operating results, and (v) there is no assurance the excluded items in the non-GAAP financial measures will not occur in the future. The Company compensates for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by reviewing the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measures.
Non-GAAP financial measures are not in accordance with, or an alternative for GAAP in the United States. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP.
Non-GAAP free cash flow
The press release presents free cash flow, defined by the Company as cash provided by operating activities less net capital expenditures, plus proceeds from stock option exercises, plus or minus foreign currency translation adjustments. Management believes that free cash flow is an important measurement of liquidity as it represents the total cash available to the Company. Management believes that providing investors with this non-GAAP financial measure gives the investors additional important information to enable them to assess, in a way Management assesses, the Company’s current and potential future cash availability. Management’s reasons for exclusion of each item are explained in further detail below.
Net capital expenditures
The Company believes net capital expenditures must be included with cash provided by operating activities to more properly reflect the actual cash available to the Company. These net expenditures are typically material and directly impact the availability of the Company’s operating cash.
Proceeds from stock option exercises
The Company believes that proceeds from stock option exercises should be added to cash provided by operating activities to more accurately reflect the actual cash available to the Company. The Company has demonstrated a recurring inflow of cash related to its stock-based compensation plans and since this cash is immediately available to the Company, it directly impacts the availability of the Company’s operating cash. The amount of proceeds from stock option exercises is dependent upon a number of variables, including the number and exercise price of outstanding options and the trading price of the Company’s common stock. In addition, the timing of stock option exercises is in the control of the individual optionees and is not in the control of the Company. As a result, there can be no assurance as to the timing or amount of any proceeds from stock option exercises.
Foreign currency translation adjustment
Due to the size of the Company’s international operations, and the ability of the Company to utilize cash generated from foreign operations locally without the need to convert such currencies to US dollars on a regular basis, the Company believes that it is appropriate to adjust its operating cash flows to take into account the positive and negative impact of such charges as such adjustment provides an appropriate measure of the availability of the Company’s operating cash on a world-wide basis. A limitation of adjusting cash flows to account for the foreign currency impact is that it may not provide an accurate measure of cash available in US dollars.
Non-GAAP net income and diluted earnings per share
The press release presents the Company’s net income and diluted earnings per share exclusive of amortization of intangible assets, restructuring charges and stock-based compensation expense. Management believes that providing investors with these non-GAAP financial measures gives the investor additional important information to enable them to assess, in a way Management assesses, the Company’s current and potential future continuing operations. Management’s reasons for exclusion of each item are explained in further detail below.
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Amortization of intangibles
The Company incurs non-cash amortization expense from intangible assets related to various acquisitions it has made in recent years. Management excludes these expenses and their related tax impact for the purpose of calculating non-GAAP financial measures when it evaluates the continuing operational performance of the Company because these costs are fixed at the time of an acquisition, are then amortized over a period of several years after the acquisition and generally cannot be changed or influenced by Management after the acquisition. Accordingly, Management does not consider these expenses for purposes of evaluating the performance of the Company during the applicable time period after the acquisition, and it excludes such expenses when making decisions to allocate resources. The Company believes that this non-GAAP financial adjustment is useful to investors because it allows investors to (a) evaluate the effectiveness of the methodology and information used by Management in its financial and operational decision-making and (b) compare past reports of financial results of the Company as the Company has historically reported its financial measures exclusive of such costs. A limitation of such adjustment is that the amount of amortization of intangibles relates to the purchase prices paid in connection with the acquisitions which purchase prices were paid either from additional borrowings or from free cash flow which is not then available for other uses such as the repayment of debt, dividends or the repurchase of stock.
Restructuring costs
The Company believes that incurring costs in the current period(s) as part of a restructuring plan will result in a long-term positive impact on financial performance in the future and these restructuring costs are included in the GAAP presentation. However, due to the material amount of additional costs incurred during a single or possibly two successive periods in which the restructuring process takes place, Management believes that exclusion of these costs provides a more accurate reflection of the Company’s ongoing financial performance. Management excludes restructuring costs when measuring period-over-period financial performance of the Company and Management believes that this exclusion is also relevant to the investor to better estimate potential future financial results.
Stock-based compensation expense
The Company adopted SFAS 123(R) as of April 1, 2006, the first day of the Company’s Fiscal 2007, using the modified prospective transition method. This transition method requires non-cash compensation expense to be recognized for all share-based payments granted after the date of adoption and for all unvested awards existing on the date of adoption. Stock-based compensation expense is now an integral part of ongoing operations since it is considered similar to other types of compensation to employees. However, Management believes that the application of the modified prospective transition method may result in misleading period-over-period comparisons during the transition year of Fiscal 2007 and is providing a non-GAAP disclosure, which excludes stock-based compensation in the current period. Management believes the exclusion not only highlights the impact of the adoption of FAS 123(R) when compared to prior fiscal periods, it also provides a better period-over-period comparison of all other operating expenses, which may otherwise be difficult to determine if stock-based compensation expense were included in total operating expenses. In addition to this disclosure excluding stock-based compensation expense in the current fiscal period, Management also provides an alternative pro-forma disclosure in its quarterly and annual reports on Forms 10Q and 10-K by providing the impact of including stock-based compensation as expense in prior periods as a comparison to GAAP results in the current period.
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The Company appreciates the Staff’s comments and assistance in complying with the appropriate regulations. If the Staff would like to discuss these responses further, please contact Tim Huffmyer, Corporate Controller at 724-873-6795 or me at 724-873-6925.
Respectfully submitted,
/s/ Michael McAndrew
Michael McAndrew
Chief Financial Officer
CC: Mr. Fred C. Young
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